[redacted]

SEC 07003573 IISSION

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SEC MAIL RECEIVED PROCESSING MAR - 1 2007 WASH. D.C. 186 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51580

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DaVinci Capital Management Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 Cambridge Street
(No. and Street)

Cambridge (City) MA (State) 02141 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R Sheridan CPA 978-369-1773
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sheridan Jr William Raymond
(Name – *if individual, state last, first, middle name*)

30 Monument Square (Address) Concord (City) MA (State) 01742 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James J. McSweeney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Davinci Capital Management, Inc, as of February 28th, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

SHAWN S. KARIMI
Notary Public
Commonwealth of Massachusetts
My Commission Expires
November 30, 2012

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✗ (o) Supplemental Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVINCI CAPITAL MANAGEMENT, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2006

with

With Report of
Independent Certified Public Accountant

DAVINCI CAPITAL MANAGEMENT, INC.

INDEX

DECEMBER 31, 2006

SHERIDAN
Certified Public Accountant

To the Board of Directors and Stockholders
of DaVinci Capital Management, Inc.
801 Cambridge Street
Cambridge, MA 02141

Independent Auditor's Report

I have audited the accompanying statement of financial condition of DaVinci Capital Management, Inc. as of December 31, 2006 and the related statements of income, changes in stockholders equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DaVinci Capital Management, Inc. at December 31, 2006 and the results of its operations and its cash flows, for the year then ended in conformity with generally accepted accounting principles accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William N Sheridan

February 23, 2007
Concord, MA

30 Monument Square ▪ Concord, MA 01742-2576 ▪ Tel. 978-369-1773

DAVINCI CAPITAL MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS	
Cash	$ 21,350
Receivable from broker-dealers and clearing organizations	1,933
Deposit with clearing organization	5,355
Securities owned:	
Not readily marketable, at estimated fair value	12,900
Office Equipment	5,320
Leasehold Improvements	4,056
Totals	9,376
Accumulated Depreciation	(5,138)
Total Property and Equipment	4,238
Other Assets- Prepaid Expenses	5,417
TOTAL ASSETS	51,193
LIABILITIES AND STOCKHOLDERS EQUITY	
LIABILITIES	
Accounts Payable and Accrued Expenses	7,231
TOTAL LIABILITIES	7,231
STOCKHOLDERS EQUITY	
Common Stock, No Par	
Authorized 10,000 Class A Voting Shares and 10,000 Class B Non Voting shares	
Issued and Outstanding 900 Class A Voting Shares	18,000
Additional Paid in Capital	337,701
Retained Earnings (Deficit)	(311,739)
TOTAL STOCKHOLDERS EQUITY	43,962
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$ 51,193

The accompanying notes are an integral part of these financial statements.

DAVINCI CAPITAL MANAGEMENT, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2006

REVENUES	
Revenue from sale of investment company shares	$ 66,952
Other Revenue	18,135
TOTAL REVENUES	85,087
EXPENSES	
Officer Compensation	7,711
Salaries and Wages	70,189
Commissions Paid	26,673
Regulatory Expenses	30,421
Clearing charges	2,447
Insurance	10,339
Professional Fees	18,499
Computer and IT Expenses	120
Depreciation and Amortization	1,533
Dues and Subscriptions	1,655
Telephone	2,049
Office Rent	7,000
Equipment rental	2,816
Office Expense	3,272
Utilities	1,318
TOTAL EXPENSES	186,042
NET INCOME (LOSS) BEFORE TAXES	(100,955)
INCOME TAXES	(606)
NET INCOME (LOSS)	$ (101,561)

The accompanying notes are an integral part of these financial statements.

DAVINCI CAPITAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
DECEMBER 31, 2006

	COMMON SHARES	AMOUNT	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS
BALANCES AT JANUARY 1, 2006	900	$ 18,000	$ 232,300	$ (210,178)
NET (LOSS)				(101,561)
ADDITIONAL INVESTMENTS			105,401	
BALANCES AT DECEMBER 31, 2006	900	$ 18,000	$ 337,701	$ (311,739)

The accompanying notes are an integral part of these financial statements.

DAVINCI CAPITAL MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

OPERATING ACTIVITIES	
Net Income (Loss)	$ (101,561)
Adjustments to reconcile Net Income to Net Cash Provided by Operating Activities	
Depreciation	1,533
Changes in Operating Assets and Liabilities	
Commissions receivables	(1,757)
Prepaid expenses and other items	605
Loan to employee	-
Accounts payable	(2,559)
Net Cash Provided by Operating Activities	(103,739)
INVESTING ACTIVITIES	
Net Cash (Used) for Investing Activities	
Purchase of NASDQ warrants	(4,800)
Net Cash (Used) from Investing Activities	(4,800)
FINANCING ACTIVITIES	
Contributions of additional paid in capital	105,401
Net Cash Provided by Financing Activities	105,401
INCREASE (DECREASE) IN CASH	(3,138)
CASH AT BEGINNING OF YEAR	24,488
CASH AT END OF YEAR	$ 21,350

Supplemental disclosure of cash flow information Note 1.

The accompanying notes are an integral part of these financial statements.

DAVINCI CAPITAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business - Davinci Capital Management, Inc. was incorporated in December 1998, and their fiscal year ends December 31st. The Company is a Delaware Corporation that is wholly owned by Airgead LLC. They're engaged in business as a broker-dealer and registered investment advisor, engaged primarily in transactions in securities in New England. The Company does business on a fully disclosed basis and, therefore, does not hold or maintain any customer accounts. The Company is a registered broker under the Securities and Exchange Act of 1934 and is a member of the NASD (National Association of Securities Dealers, Inc.) and SIPC (Securities Investor Protection Corp).

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment - Depreciation and amortization are provided principally on the straight-line method over the estimated useful lives of the assets. Major additions to property and equipment are capitalized whereas normal repairs and maintenance are expensed currently. Depreciation for the year ended was $ 1,533.

Long-Lived Assets - Long-lived assets to be held and used are tested for recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset's carrying value over the fair value of the asset. Certain long-lived assets to be disposed of by sale are reported at the lower of carrying value or fair value less cost to sell.

Income Taxes - Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109, *Accounting for Income Taxes*. As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Statement of Cash Flows - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the normal course of business. Cash paid for taxes and interest was $ 606 and $ 0 respectively.

Receivable from Broker-Dealers- Accounts receivable from Broker-Dealers consists of commissions due within 30 days. The Company provides an allowance for doubtful collections which is based a review of outstanding receivables, historical collection information, and existing economic conditions. At December 31, 2006 there was no reserve for uncollectible receivables.

Fair Value of Financial Instruments - The carrying amounts of the Company's cash and cash equivalents, receivables and payables approximate their fair value.

Note 2. DEPOSIT WITH CLEARING ORGANIZATION

The Company has $ 5,355 in an interest bearing cash account with Westminster Financial Securities, Inc. The Company is required to maintain this account at a minimum level of $5,000 while it clears transactions through them. In 2007 the Company established a relationship with new clearing agent, National Financial Services, and transferred this amount to them. Also, see Note 7.

Note 3. SECURITIES OWNED

The Company owns common stock in the National Association of Securities Dealers, Inc. These securities are not readily marketable; the estimated fair value at December 31, 2006 is $ 12,900.

Note 4. DEFERRED INCOME TAXES

The Company recognizes deferred taxes for operating losses that are available to offset future federal and state taxes. The Company has available operating losses expiring in 2024 $ 4,957, and 2026 $ 101,561. The deferred tax asset of $ 27,000 is reduced by a valuation allowance of the same amount reflecting no tax benefits for the net operating loss carryforwards.

Note 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 the Company's net capital was $ 14,474, which was $ 9,474 in excess of its required net capital of $ 5,000. The Company's net capital ratio was 50%.

DAVINCI CAPITAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

Note 6. RELATED PARTY TRANSACTIONS

The majority owner of the Company controls a corporation, Comprehensive Insurance Providers (CIP) that paid $ 14,151 of other revenue - annuity commissions, to the Company. In addition, CIP shared expenses of $87,500 with the Company for bookkeeping, and officer, administrative support salaries. The Company leases its office space from the majority owner, under a month to month operating lease. Rent expense in 2006 was $ 7,000. In addition, the majority owner capitalized $105,401 in additional capital contributions in 2006.

Note 7. SUBSEQUENT EVENT

In January 2007 the majority owner deposited funds of $70,000 as additional capital to National Financial Services (NFS) and the Company transferred its deposit of $ 5,355 from Westminster Financial as clearing deposits for future security clearing transactions with NFS.

Schedule I

DAVINCI CAPITAL MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2006

NET CAPITAL		
STOCKHOLDERS EQUITY		$ 43,962
DEDUCTIONS AND CHARGES:		
NONALLOWABLE ASSETS:		
Receivable from Broker or Dealers	1,933	
Securities not readibly marketable	12,900	
Property and equipment (net)	4,238	
Prepaid expenses	5,417	
OTHER DEDUCTIONS AND CHARGES	5,000	29,488
NET CAPITAL		14,474
AGGREGATE INDEBTNESS		
Accounts Payable and Accured Expenses		7,231
TOTAL AGGREGATE INDEBTNESS		7,231
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
MINIMUM NET CAPITAL REQUIRED		482
MINIMUM DOLLAR NET CAPITAL REQUIRED		5,000
NET CAPITAL REQUIREMENT		5,000
EXCESS NET CAPITAL		9,474
EXCESS NET CAPITAL AT 1000%		13,751
PERCENTAGE OF AGGREGATE INDEBTNESS TO NET CAPITAL		50%
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2006)		
NET CAPITAL, AS REPORTED IN COMPANY'S PART II (unaudited) FOCUS REPORT		14,474
Other audit ajustments (net)		-
NET CAPITAL PER ABOVE		$ 14,474

Schedule II

DAVINCI CAPITAL MANAGEMENT, INC.
STATEMENT REGARDING RULE 15c3-3
DECEMBER 31, 2006

The Company is exempt from Rule15c3-3 of the Securities and Exchange Commission under paragraph (K)(2)(ii) of that Rule.

SHERIDAN
Certified Public Accountant

To the Board of Directors and Stockholders
of DaVinci Capital Management, Inc.
Cambridge, MA 02141

In planning and performing my audit of the financial statements of DaVinci Capital Management, Inc. as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the Unites States of America, I considered the Company's internal control over financial reporting as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtness and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practice procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management of reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

30 Monument Square ▪ Concord, MA 01742-2576 ▪ Tel. 978-369-1773

Because of the inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be a material weakness. I did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be a material weakness, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a5 (g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William R. Sheridan

February 23, 2007
Concord, MA

END